Exhibit 99.1

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Siyata Mobile Announces Significant Ramp Up for SD7 Devices and Accessories Across Multiple Verticals

Inflection Point for Q3 2022 Sales

Vancouver, BC – August 30, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW ) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces that it is in the process of ramping up sales of its next-generation MCPTT (mission critical push-to-talk) SD7 device, as well as the VK7 and Rapid Kit companion devices to numerous customers across multiple verticals including private security firms, police, emergency medical services (EMS), National Guard, school districts, hospitals/health clinics, a major theme park and others. In addition, demos have started or are about to begin with a defense contractor, several state patrols and various government agencies.

“We now experiencing a substantial ramp of volume purchases of our unique SD7 in the third  quarter. We are very pleased to see these deliveries are occurring across a broad array of customers,” said Siyata CEO Marc Seelenfreund.

In addition multiple trials are now converting into initial deployments of the SD7 and its companion products, the VK7 and Rapid Kit, and the Company expects to receive larger purchase orders as customers continue to engage with the product.

The SD7 brings push-to-talk communications into the 21st century and enables first responders and enterprise clients a simple easy-to-use rugged Android based Push-To-Talk (PTT) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the nation and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters, and the SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North America and international markets.

Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

The SD7 offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (LMR). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative product line, including the SD7, is helping to service the generational shift from LMR to PoC.

To date, the SD7 has been certified and approved for use with many North American carriers including FirstNet® and AT&T Inc., Verizon Communications Inc. and international channel customers including Logic Wireless Europe Ltd. and TASSTA.

To learn more about the SD7 ruggedized devices and accessories, visit siyata7.com.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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